Exhibit 12.3

Commonwealth Edison Company

Ratio of Earnings to Fixed Charges

	Years Ended December 31,
	2011	2012	2013	2014	2015
Pre-tax income from continuing operations	666	618	401	676	706
Plus: Loss from equity investees	—	—	—	—
Less:Capitalized interest	(4)	(3)	(5)	(2)	(4)

Pre-tax income from continuing operations after adjustment for income or loss from equity investees and capitalized interest	662	615	396	674	702

Fixed Charges:
Interest expensed and capitalized, amortization of debt discount and premium on all indebtedness	330	297	575	311	331
Interest component of rental expense (a)	6	6	5	5	4

Total fixed charges	336	303	580	316	335

Pre-tax income from continuing operations after adjustment for income or loss from equity investees, capitalized interest plus fixed charges	998	918	976	990	1,037
Ratio of earnings to fixed charges	3.0	3.0	1.7	3.1	3.1

(a)	Represents one-third of rental expense relating to operating leases, which is a reasonable approximation of the interest factor.